                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                            The Quizno's Corporation
      ___________________________________________________________________
                                (Name of Issuer)

  Senior Subordinated Convertible Promissory Note convertible into Common Stock, par value $0.001 per share, and Warrants issuable pursuant to the Senior Subordinated Convertible Promissory Note, exercisable for Common Stock, par value $0.001 per share
       __________________________________________________________________
                         (Title of Class of Securities)


                                  749058 10 3
      ___________________________________________________________________
                                 (CUSIP Number)


J. Eric Lawrence, Executive Vice President, Retail & Restaurant Growth Management, Inc., 10000 N. Central Expressway, Suite 1060, Dallas, Texas
                              75231 (214) 750-0065
_______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               December 31, 1996
_______________________________________________________________________________
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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


                                 SCHEDULE 13D


CUSIP NO.   749058 10 3                         PAGE   2   OF   7    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Retail & Restaurant Growth Capital, L.P. 75-2623606
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*  WC


--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
 NUMBER OF
  SHARES                372,847 (maximum upon conversion of Promissory Note
BENEFICIALLY                     and exercise of Warrants)
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             N/A
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        372,847 (maximum upon conversion of Promissory Note
                                 and exercise of Warrants)
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        N/A
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       372,847 (maximum upon conversion of Promissory Note and exercise of Warrants)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       IV (Small Business Investment Company exempt from Investment
           Company Act of 1940)
--------------------------------------------------------------------------------



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


                             SCHEDULE 13D STATEMENT

ITEM 1(A).       TITLE OF CLASS OF EQUITY SECURITIES:

                 Senior Subordinated Convertible Promissory Note (the "Promissory Note") issued by The Quizno's Corporation, a Colorado corporation, partially convertible to Common Stock, par value $0.001 per share and Warrants to purchase Common Stock of The Quizno's Corporation, par value $0.001 per share. The Warrants are issued only upon payment of the Conversion Principle under the Promissory Note.

ITEM 1(B).       NAME AND ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 The Quizno's Corporation  (the "Issuer")
                 7555 East Hampden Avenue, Suite 601
                 Denver, CO  80231

ITEM 2(A).       NAME OF PERSON FILING:

                 Retail and Restaurant Growth Capital, L.P. ("RRGC"). Set forth below is the name and address of each General Partner of RRGC:

                          Retail & Restaurant Growth Partners, L.P.
                          10,000 N. Central Expressway
                          Suite 1060
                          Dallas, Texas  75231

                 Set forth below is the name and address of each General Partner of Retail & Restaurant Growth Partners, L.P.:

                          Retail & Restaurant Growth Management, Inc.
                          10,000 N. Central Expressway
                          Suite 1060
                          Dallas, Texas  75231

                 Set forth below are the names and addresses of each officer and director and control person of Retail & Restaurant Growth Management, Inc.:

                 Raymond C. Hemmig
                 Chief Executive Officer
                   and Chairman of the Board
                 10000 N. Central Expressway, Suite 1060
                 Dallas, TX  75231

                 Mark L. Masinter
                 Vice President and Director
                 10000 N. Central Expressway, Suite 1060
                 Dallas, TX  75231

                 Joseph L. Harberg
                 Secretary & Director
                 10000 N. Central Expressway, Suite 1060
                 Dallas, TX  75231

                 J. Eric Lawrence
                 Vice President
                 10000 N. Central Expressway
                 Dallas, TX  75231





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

                 Marshall B. Payne
                 Director
                 Cardinal Investment Company
                 500 Crescent Court
                 Suite 250
                 Dallas, TX  75201

                 Scott M. Kleberg
                 Director
                 Private Equity Partners
                 301 Commerce Street
                 Suite 1600
                 Fort Worth, TX  76102

                 George Rich
                 Director
                 Armata Partners, L.P.
                 300 E. Lombard
                 Suite 610
                 Baltimore, MD  21202


ITEM 2(B).       RESIDENCE OR BUSINESS ADDRESS:

                 10,000 N. Central Expressway
                 Suite 1060
                 Dallas, Texas  75231

ITEM 2(C). PRESENT EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF THE COMPANY IN WHICH SUCH EMPLOYMENT IS CONDUCTED.

                 RRGC is a limited partnership licensed by the U.S. Small Business Administration as a small business investment company that invests in retail and restaurant companies.

ITEM 2(D). WHETHER OR NOT, DURING THE LAST FIVE YEARS, SUCH PERSON HAS BEEN CONVICTED IN A CRIMINAL PROCEEDING.

                 No


ITEM 2(E). WHETHER OR NOT, DURING THE LAST FIVE YEARS, SUCH PERSON WAS A PARTY TO A CIVIL PROCEEDING AND AS A RESULT WAS OR IS SUBJECT TO AN ENJOINMENT WITH RESPECT TO FEDERAL OR STATE SECURITIES LAWS.

                 No

ITEM 2(F).       CITIZENSHIP.

                 United States

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 Funds raised by RRGC from the sale of general and limited partnership interests in RRGC and debentures guaranteed by the U.S. Small Business Administration. RRGC invested $2,000,000 in the purchase of the above described securities.

ITEM 4.          PURPOSE OF TRANSACTION.





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                 RRGC entered into the transaction for investment purposes.
                 RRGC does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (f) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (i) any action similar to any of those enumerated above. A director nominated by RRGC will be elected to the board of directors and it has been proposed that size of the board of directors will be increased by one member. No other changes in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies of the board are planned or proposed.

ITEM 5(A).       AGGREGATE NUMBER AND PERCENTAGE OF COMMON STOCK.

                 Upon conversion of the Promissory Note and exercise of all Warrants issued pursuant to the terms of the Promissory Note, and subject to anti-dilution protections in the Note and the Warrants, RRGC will own 372,847 shares of the outstanding Common Stock of the Issuer, which equals 10.0% of the outstanding shares of Common Stock of the Issuer.

ITEM 5(B).       NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                 (i)      sole power to vote or to direct the vote:
                          372,847 shares, (maximum upon conversion of Promissory Note and exercise of Warrants)

                 (ii)     shared power to vote or to direct the vote:
                          None

                 (iii)    sole power to dispose or to direct the disposition:
                          372,847 shares, (maximum upon conversion of Promissory Note and exercise of Warrants)

                 (iv) shared power to dispose or to direct the disposition:
                          None

ITEM 5(C).       TRANSACTIONS EFFECTED DURING PAST SIXTY DAYS.

                 None





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ITEM 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                 RESPECT TO SECURITIES OF THE ISSUER.

                 RRGC has entered into an Investment Agreement with the Issuer, dated December 31, 1996, pursuant to which the Issuer has agreed to register all of the shares of the Issuer's Common Stock beneficially owned by RRGC, and pursuant to which the Issuer has agreed, at any time six years after the closing of the transaction, to purchase any Warrants or Common Stock acquired upon conversion of the Promissory Note or exercise of the Warrants if there was an event of default while the Promissory Note was outstanding or if there has been no secondary public offering of the Issuer's Common Stock which results in net proceeds to the Issuer of at least $15,000,000. RRGC has also entered into a Stockholders' Agreement dated as of December 31, 1996 with the Issuer and Richard E. Schaden and Richard F. Schaden as co-trustees pursuant to a Voting Trust dated as of July 14, 1994 (the "Voting Trust") and Richard E. Schaden and Richard F. Schaden individually (collectively, the "Schadens") which grants RRGC tag-along rights when the Voting Trust or the Schadens sell any of the Issuer's securities, grants RRGC preemptive rights to acquire its pro rata share of all capital stock of the Issuer issued after the transaction date, and whereby RRGC, the Voting Trust and the Schadens agree to vote for one director nominated by RRGC.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.


                 (a)     Senior Subordinated Promissory Note dated
                         December 31, 1996 issued by Issuer to RRGC, with form of Warrant attached.

                 (b) Stockholders' Agreement dated December 31, 1996 by and among Issuer, RRGC, and Richard E. Schaden and Richard
                         F. Schaden as co-trustees pursuant to a Voting Trust dated as of July 14, 1994 and Richard E. Schaden and Richard F. Schaden individually.





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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     RETAIL & RESTAURANT GROWTH CAPITAL, L.P., a Delaware limited partnership

                                     By:     Retail & Restaurant Growth
                                             Partners, L.P., a Texas limited
                                             partnership, its general partner

                                     By:     Retail & Restaurant Growth
                                             Management, Inc., a Texas
                                             corporation, its general partner


January 9, 1997                    By:    J. ERIC LAWRENCE
                                       ---------------------------------------
                                             J. ERIC LAWRENCE

                                     Its:  Vice President




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                                EXHIBIT INDEX



Exhibit
  No.                           Description                            Page
-------                         -----------                            ----
99(a)                       Senior Subordinated Promissory
                            Note with form of Warrant attached

99(b)                       Stockholders' Agreement